Exhibit 99.2

[Execution Copy]

FIRST AMENDMENT TO FIRST AMENDED AND RESTATED CREDIT AGREEMENT

This Agreement is made as of March 25, 2020 among:

AURORA CANNABIS INC.

as Borrower

- and -

THE LENDERS PARTY HERETO

as Lenders

- and -

BANK OF MONTREAL

as Administrative Agent

WHEREAS the undersigned are parties to the first amended and restated credit agreement dated September 4, 2019 (the "Credit Agreement");

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties agree as follows:

1.	Terms used herein as defined terms shall have the respective meanings ascribed thereto in the Credit Agreement, unless otherwise defined herein.
2.	The following defined terms in Section 1.01 of the Credit Agreement are hereby amended to read as follows:

"Applicable Margin" means, in respect of any Availment Option and in respect of any Fiscal Quarter, the percentage in the column relating to such Availment Option in the following table:

Prime Rate Loan	Bankers’ Acceptance / BA Equivalent Loan / Letter of Credit	Standby Fee
2.25%	3.50%	0.70%

“Maturity Date” means August 29, 2021.

“Permitted Funded Debt” means, without duplication: (i) the Outstanding Principal Amount; (ii) indebtedness of the Borrower to each holder of a Bankers' Acceptance (and for greater certainty, the Borrower's contingent obligation to each Lender which has accepted a Bankers' Acceptance comprises part of the Outstanding Principal Amount); (iii) indebtedness of any Company to another Company; (iv) Subordinated Debt; (v) the Borrower’s indebtedness under the 2019 Convertible Notes; and (vi) Funded Debt of the Companies secured by Permitted Liens;

2.

"Required Lenders" means, (i) at any time prior to the occurrence of an Event of Default which is continuing, any two or more Lenders which have issued Commitments hereunder representing two-thirds (2/3) or more of the aggregate amount of all Lenders' Commitments; and (ii) at any time after the occurrence of an Event of Default which is continuing; any two or more Lenders which have made Advances representing two-thirds (2/3) or more of the total amount of the Outstanding Principal Amount under the Facilities; provided however that if at any time there are only two (2) Lenders under this Agreement, "Required Lenders" shall mean both such Lenders, and if at any time there is only one (1) Lender under this Agreement, "Required Lenders" shall mean such Lender; and provided further that in respect of any amendments or the granting of any waivers or consents relating to the covenants set out in Section 7.03 herein, “Required Lenders” shall mean (A) at any time prior to the occurrence of an Event of Default which is continuing, any two or more Lenders representing eighty percent (80%) or more of the aggregate amount of all Lenders’ Commitments; and (B) at any time after the occurrence of an Event of Default which is continuing, any two or more Lenders which have made Advances representing eighty percent (80%) or more of the total amount of the Outstanding Principal Amount under the Facilities;

3.	The definition of “Permitted Acquisition” in Section 1.01 of the Credit Agreement is hereby amended by the adding the following bullet point immediately after the last bullet point in such definition:
•	the Acquisition shall be accretive to EBITDA for the immediately preceding twelve calendar months prior to the date of the Acquisition after giving effect to normalization adjustments as may by advised by the Borrower and approved by the Required Lenders;
4.	The following defined terms are hereby added to Section 1.01 of the Credit Agreement in alphabetical order:

“Professional Advisor” means an independent third-party advisor appointed by the Agent on behalf of the Lenders, from time to time.

“Unrestricted Cash” means, as of any date of determination, the amount of all monies standing to the credit of the Secured Companies that is in bank accounts maintained by the Secured Companies with the Agent that are (A) (i) not subject to any Lien (other than a Permitted Lien), and (ii) not subject to any restriction (specifically including for greater certainty any restriction under a Permitted Lien) which would prevent the Secured Companies from using such monies for operating purposes in the ordinary course of business; less (B) the Outstanding Principal Amount under Facility A at such date.

5.	The following defined terms in Section 1.01 of the Credit Agreement are hereby deleted and all references to such terms in the Credit Agreement are deemed to be deleted with all grammatical and other changes rendered necessary by the context:

3.

•	“Aurora Sun Property”
•	“Aurora Sun Project Construction Costs”
•	“Aurora Sun Project Equipment Costs”
•	“Adjusted Total Funded Debt”
•	“Adjusted Total Funded Debt to EBITDA Ratio”
•	“Borrower Adjusted Shareholders’ Equity”
•	“Conversion Date”
•	“Early Maturity Date”
•	“Facility D”
•	“Facility D Lenders”
•	“Facility D Maximum Amount”
•	“Fixed Charge Coverage Ratio”
•	“Senior Funded Debt”
•	“Senior Funded Debt to EBITDA Ratio”
•	“Tranche D-1”
•	“Tranche D-1 Limit”
•	“Tranche D-2”
•	“Tranche D-2 Limit”
•	“Unrestricted Subsidiary”
•	“Unsecured Subsidiaries’ Permitted Project Debt”
6.	Facility D is hereby cancelled and all references to Facility D in the Credit Agreement are hereby deemed to be deleted.
7.	Section 2.04 of the Credit Agreement is hereby deleted and replaced with the following:

The Obligations under Facility A shall become due and payable on the earlier of: (i) the Acceleration Date; and (ii) the Maturity Date.

8.	Paragraph (d) of Section 3.06 of the Credit Agreement is hereby deleted and replaced with the phrase “[Intentionally Deleted]”.
9.	Subparagraph 3.06(e)(ii) of the Credit Agreement is hereby amended as follows:

(ii)       If any Company receives net proceeds from an Equity Issuance or a transaction involving the creation of Subordinated Debt, within one-hundred eighty (180) days after receipt of such net proceeds the Borrower shall make a Repayment in an amount equal to the portion of such net proceeds which have not been applied in connection with a Permitted Acquisition, an Investment permitted herein or a Capital Expenditure permitted herein; provided however that the Borrower shall not be required to make a Repayment hereunder in connection with any net proceeds received by it from Equity Issuances made pursuant to the Borrower’s at-the-market offering set out in the short-form shelf prospectus dated on or about April 2, 2019;

10.	Section 3.11 of the Credit Agreement is hereby deleted and replaced with the phrase “[Intentionally Deleted]”.

4.

11.	Subparagraph (e)(iii) of Section 7.02 of the Credit Agreement is hereby deleted and replaced with the following subparagraph:

(iii)       Investments in Unsecured Subsidiaries subject to the following limit: the aggregate amount of all such Investments by the Companies in Unsecured Subsidiaries (for greater certainty, determined at the time such Investments were made without regard to any subsequent fluctuations in the value of such Investments) shall not at any time exceed an amount equal to five percent (5%) of the Borrower’s shareholders’ equity at such time;

12.	Paragraph (g) of Section 7.02 of the Credit Agreement is hereby deleted and replaced with the following paragraph (g):

Distributions – make any Distributions;

13.	Subparagraph (h)(i) of Section 7.02 of the Credit Agreement is hereby deleted and replaced with the phrase “[Intentionally Deleted]”.
14.	Section 7.02 of the Credit Agreement is hereby amended by adding the following paragraph (r):
(r)	Capital Expenditures – make any Capital Expenditures, except the Secured Companies may make Capital Expenditures provided that no Default or Event of Default or Material Adverse Change shall have occurred and be continuing or would exist immediately thereafter and such Capital Expenditures are financed by proceeds from (i) an Equity Issuance; or (ii) the disposition of assets of the Companies in accordance with this Agreement, to the extent that such proceeds are not required to be applied as a Repayment pursuant to Section 3.06(e)(iii);
15.	Section 7.03 of the Credit Agreement is hereby deleted and replaced with the following Section 7.03:
(a)	The ratio of Total Funded Debt to shareholders’ equity shall not exceed 0.20:1 at any time.
(b)	[COMMERCIALLY SENSITIVE INFORMATION REDACTED].

5.

(c)	The Borrower shall maintain not less than Thirty-Five Million ($35,000,000) of Unrestricted Cash at all times.
16.	Paragraph (b) of Section 7.04 of the Credit Agreement is hereby amended by deleting the “and” at the end of subparagraph (iii), inserting “and” at the end of subparagraph (iv) and adding the following subparagraph immediately after subparagraph (iv):

(v)       the balance of Unrestricted Cash of the Companies as at the last day of the most recently completed month.

17.	Section 7.04 of the Credit Agreement is hereby amended by inserting a new paragraph (c) and paragraph (d) and the subsequent paragraphs in Section 7.04 are hereby deemed reordered accordingly:
(c)	by no later than the later of (i) thirty (30) days after the end of each month; or (ii) the last day of the month following the end of the preceding month:
(i)	the aggregate gross cannabis revenue and the aggregate gross cannabis revenue net of excise duty of the Companies; in respect of such month; and
(ii)	the aggregate amount raised by the Borrower through Equity Issuances in respect of such month.
(d)	by no later than the later of (i) sixty (60) days after the end of each month; or (ii) the last day of the second month following the end of the preceding month:
(i)	the unaudited draft Income Statement summary of the Borrower, on a consolidated basis, in respect of such month, in the following format:

A.       Gross Cannabis Revenue

B.       Gross Cannabis Revenue, less excise duty, less Product Returns/Pricing adjustment Provision

C.       Cost of goods sold, excluding fair value adjustments

D.       Gross Margins: line B – line C

E.       Selling, general and administrative cash expenses

F.       Operating Income: Gross Margins – line E

G.       Cash interest expenses

H.       Summary of Operating Earnings: Operating Income – line G

(ii)	the aggregate amount of Capital Expenditures made by the Companies in respect of such month.

6.

18.	Section 7.04(e) of the Credit Agreement is hereby amended by deleting the “and” at the end of subparagraph (i); inserting “and” at the end of subparagraph (ii) and adding the following subparagraph immediately after subparagraph (ii):
(iii)	the Annual Business Plan of the Borrower updated in respect of the most recently ended Fiscal Quarter, accompanied by management’s discussion and analysis;
19.	Section 7.06 of the Credit Agreement is hereby deleted and replaced with the phrase “[Intentionally Deleted]”.
20.	Section 8.03 of the Credit Agreement is hereby deleted and replaced with the phrase “[Intentionally Deleted]”.
21.	Article 10 of the Credit Agreement is hereby amended by adding the following Section 10.10:

10.10 – Appointment of Professional Advisor

The Borrower hereby acknowledges that the Agent, may, upon the instructions of the Required Lenders, at any time and from time to time after the occurrence of and during the continuation of an Event of Default, engage a Professional Advisor, at the sole cost and expense of the Borrower, to monitor the Companies’ operations, business, financial and other affairs, to review any reporting provided by the Borrower to the Agent pursuant to the terms of this Agreement or the other Loan Documents, and to provide such other reports and other advice as the Agent and the Lenders may require from time to time in respect thereof. The Borrower agrees to, and to cause each of its Subsidiaries to, co-operate fully with such Professional Advisor and provide such Professional Advisor with all information reasonably requested by it or the Agent in connection with the foregoing.

22.	Paragraph 11.03(a) of the Credit Agreement is hereby amended by adding the words, “Professional Advisors” after the word “accounting”.
23.	Section 13.02 of the Credit Agreement is hereby amended as follows:

Whether or not the transactions contemplated by this Agreement are completed or any Advance has been made, the Borrower agrees to pay on demand by the Agent from time to time all reasonable expenses incurred by the Agent or any Lender in connection with this Agreement, the Security and all documents contemplated hereby, specifically including: reasonable expenses incurred by the Agent and the Lenders in respect of due diligence, appraisals, insurance consultations, credit reporting and responding to demands of any Governmental Authority; reasonable legal expenses incurred by the Agent and the Lenders in connection with the preparation and interpretation of this Agreement and the Security and the administration of the Facilities generally, including the preparation of waivers and partial discharges of Security; all reasonable legal expenses incurred by the Agent and the Lenders in connection with the protection and enforcement of the Security; and all fees of Professional Advisors as contemplated herein.

7.

24.	Section 13.04 of the Credit Agreement is hereby amended by adding the words “and Professional Advisors’” after the words “including reasonable legal”.
25.	The parties acknowledge that as of the date of this agreement the Outstanding Advances under Facility B are One Hundred Forty Two Million Five Hundred Thousand Dollars ($142,500,000).
26.	The parties agree that on March 31, 2020 the cash collateral in the principal amount of Forty-Five Million Dollars ($45,000,000) currently held by the Agent as Security for the Obligations pursuant to Section 8.03 of the Credit Agreement shall be applied as a partial Repayment of Facility C to reduce the Outstanding Principal Amount under such Facility to Nineteen Million Three Hundred Ninety-Three Thousand Nine Hundred Dollars ($19,393,900), and the Facility C Maximum Amount shall thereby be permanently reduced by such Repayment. (The parties acknowledge that such Repayment will occur on March 31, 2020 because the said Outstanding Principal Amount to be repaid is in the form of Bankers’ Acceptances maturing on that date, which cannot be prepaid prior to maturity.)
27.	The following Exhibits to the Credit Agreement are hereby deleted and shall be replaced with the Exhibits attached hereto:
1.	Exhibit A – Lenders and Lenders’ Commitments
2.	Exhibit G – Monthly Compliance Certificate
3.	Exhibit H – Quarterly Compliance Certificate
28.	The Borrower hereby represents and warrants to the Agent and the Lenders that all representations and warranties contained in Section 6.01 of the Credit Agreement are true, correct and complete in all material respects as at the date hereof; (unless expressly stated to apply only as at a specific earlier date), except that the Schedules to the Credit Agreement are hereby replaced with the Schedules attached hereto.
29.	In accordance with the consent agreement dated November 14, 2019 among the parties hereto (the “Consent Agreement”), the parties acknowledge and agree that the proceeds in the Designated Account (as such term is defined in the Consent Agreement) shall be applied by the Borrower to repay the remaining indebtedness and any interest thereon in respect of the 2018 Convertible Debentures on the maturity date thereof.
30.	[COMMERCIALLY SENSITIVE INFORMATION REDACTED].
31.	[COMMERCIALLY SENSITIVE INFORMATION REDACTED].
32.	This agreement shall become effective when all of the following conditions precedent shall have been satisfied:
(a)	the Lenders shall have received and be satisfied with a Compliance Certificate in respect of the most recently ended calendar month and Fiscal Quarter;
(b)	the Lenders shall have received and be satisfied with a Borrowing Base Certificate in respect of the most recently ended calendar month;

8.

(c)	the Borrower shall have provided an officer's certificate in respect of the Borrower, including certified copies of resolutions of its directors concerning the due authorization, execution and delivery of this agreement and such related matters as the Lenders may require;
(d)	the Agent shall have received a certificate of status, certificate of compliance or similar certificate for the Borrower issued by its governing jurisdiction;
(e)	the Borrower shall have caused to be delivered to the Agent the opinions of the solicitors for the Borrower regarding its corporate status, the due authorization, execution, delivery of and enforceability of this agreement;
(f)	the Borrower shall have paid to the Agent, or made arrangements satisfactory to the Agent for the payment of, all fees in respect of the amendments to the Credit Agreement contemplated herein as agreed in writing between the Borrower and the Agent; and
(g)	the Agent and the Lenders shall have received such additional evidence, documents or undertakings as they may require in connection with the amendments to the Credit Agreement contemplated herein.
33.	The Borrower hereby confirms for itself and on behalf of each Secured Subsidiary that all Security previously provided each of them pursuant to the Credit Agreement continues in full force and effect and continues to secure all present and future, direct and indirect, indebtedness, liability and obligations of the Borrower to the Agent and the Lenders under or in connection with the Credit Agreement, as amended hereby.
34.	This agreement shall be interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Without prejudice to the right of the parties to commence any proceedings with respect to this agreement in any other proper jurisdiction, the parties hereby attorn and submit to the jurisdiction of the courts of the Province of Ontario.
35.	This agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original and which counterparts together shall constitute one and the same agreement. This agreement may be executed by facsimile or pdf, and any signature contained hereon by facsimile or pdf shall be deemed to be equivalent to an original signature for all purposes.
36.	This agreement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns; "successors" includes any corporation resulting from the amalgamation of any party with any other corporation.

(The remainder of this page is intentionally blank. Signature pages follow)

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

AURORA CANNABIS INC. By: “Steve Dobler” name: Steve Dobler title: President By: “Glen Ibbott” name: Glen Ibbott title: Chief Financial Officer

BANK OF MONTREAL,
as Administrative Agent

By: “Francois Wentzel”

name: Francois Wentzel

title: Managing Director

By: ”James Di Giacomo”

name: James Di Giacomo

title: Managing Director Loan Syndications

BANK OF MONTREAL, as a Lender By: “Kyle Redford” name: Kyle Redford title: Director By: “Hassan Baig” name: Hassan Baig title: Associate Director	ALBERTA TREASURY BRANCHES, as a Lender By: “Andre Chan” name: Andre Chan title: Director By: “Michael Thomas” name: Michael Thomas title: Director

CANADIAN WESTERN BANK, as a Lender

By: “Mykhaylo Hotsaliuk”

name: Mykhaylo Hotsaliuk

title: AVP, Corporate Lending

By: “John Cherian”

name: John Cherian

title: Managing Director & Head Corporate Lending

(signatures continue on next page)

FARM CREDIT CANADA, as a Lender By: “Bill Moore” name: Bill Moore title: Senior Relationship Manager By: _______________________ name: title:

CONCENTRA BANK, as a Lender By: “Casey Fox” name: Casey Fox title: Commercial Banking Director By: “Harold Chornoboy” name: Harold Chornoboy title: VP Commercial Markets

ALTERNA SAVINGS AND CREDIT UNION LIMITED, as a Lender

By: “Umair Saleem”

name: Umair Saleem

title: Senior Account Manager

By: “Nikos Patiniotis”

name: Nikos Patiniotis

title: VP & Head of Commercial Services

CANADIAN IMPERIAL BANK OF COMMERCE, as a Lender By: “James Day” name: James Day title: Authorized Signatory By: “Thomas MacGregor” name: Thomas MacGregor title: Authorized Signatory	ROYAL BANK OF CANADA, as a Lender By: “Vishal Nayee” name: Vishal Nayee title: Authorized Signatory By: ______________________ name: title:

EXHIBIT A - LENDERS AND LENDERS' COMMITMENTS

[Redacted]

EXHIBIT G – MONTHLY COMPLIANCE CERTIFICATE

[Redacted]

EXHIBIT H – QUARTERLY COMPLIANCE CERTIFICATE

[Redacted]